Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Tasty Baking Company on Form S-8 (Reg Nos. 333.66020 and 333-66024) of our report dated May 8, 2006, relating to the statements of net assets available for benefits as of December 31, 2005 and 2004, the statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004 and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Tasty Baking Company 401 (k) and Company Funded Retirement Plan.

/s/ Mitchell & Titus, LLP
Philadelphia, PA
June 27, 2006